Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct Main Fax gcaruso@loeb.com	212.407.4866 212.407.4000 212.937.3943

Via Edgar

November 15, 2021

Todd Schiffman

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	A SPAC I Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed October 15, 2021

File No. 333- 258184

Dear Mr. Schiffman:

On behalf of our client, A SPAC I Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated October 29, 2021 (the “Staff’s Letter”) regarding the Company’s Amendment No. 3 to Registration Statement on Form S-1 (the “Amended Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

For ease of reference, the comments contained in the Staff’s Letter are reproduced below and are followed by the Company’s response. All page references in the response set forth below refer to the page numbers in the Amended Registration Statement.

Todd Schiffman November 15, 2021 Page 2

Amendment No. 3 to Form S-1

Cover Page

1.	We reissue comment 1. In addition to providing the cross-reference to the Risk Factor section, please provide a more detailed discussion of how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

Response: The disclosure on the cover page has been revised in accordance with the Staff’s comments.

Government regulations relating to merger and acquisitions, page 10

2.	Please revise your disclosure to describe what the consequences might be if you receive a required permission or approval but the permission gets taken away, and the consequences if you do not seek permission or approval and later find out that you needed such permission.

Response: The disclosure on page 10 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Transfers of Cash to and from PRC Subsidiaries, page 12

3.	Please expand your disclosure on the prospectus cover page to provide a description of how cash will be transferred through your organization if you acquire a target business in China.

Response: The disclosure on the cover page has been revised in accordance with the Staff’s comments.

U.S. laws and regulations, including the Holding Foreign Companies Accountable Act, page 72

1.	Please revise your disclosure to address the fact that there is pending legislation that would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Response: The disclosure on page 72 of the Amended Registration Statement has been revised in accordance with the Staff’s comments.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Todd Schiffman November 15, 2021 Page 3

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner